CERTIFICATION OF CHIEF FINANCIAL OFFICER
(PRINCIPAL FINANCIAL OFFICER)
PURSUANT TO
TITLE 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F of MDS Inc. (the "Company") for the year ending October 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James A.H. Garner, Executive Vice President Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. s.1350, as adopted pursuant to s.906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 4, 2004	/s/ James A.H. Garner (James A. H. Garner) Executive Vice-President Finance & Chief Financial Officer (Principal Financial Officer)